UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

February 16, 2023

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

111 quai du Président Roosevelt
92130 Issy-les-Moulineaux, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file

annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the

information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

ORANGE

Date: February 16, 2023	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations

Orange Financial Results
#FY_2022

16th February 2023

Christel Heydemann
CEO

Ramon Fernandez
Deputy CEO Finance, Performance and Development

Disclaimer

This presentation contains forward-looking statements about Orange's financial situation, results of operations and strategy. Although we believe these statements are based on reasonable assumptions, they are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. More detailed information on the potential risks that could affect our financial results is included in the Universal Registration Document filed on 31 March 2022 with the French Financial Markets Authority (AMF) and in the annual report on Form 20-F filed on 1 April 2022 with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made. Other than as required by law, Orange does not undertake any obligation to update them in light of new information or future developments.

Section One
FY 2022 highlights



Q4 Key highlights

Strong Q4 fueled solid FY financial results: guidance reached
Q4 EBITDAaL up +8.5% yoy

Increase in customer satisfaction
NPS* improvement in France, churn reduction in France, Spain, Poland

Orange Money back to growth

Commercial momentum of TOTEM: new agreement with Iliad in France
3rd parties (external) reaching >16% of hosting revenues +1pt yoy

Acquisitions to reinforce Orange Cyberdefense
with Swiss companies SCRT and Telsys

*mass market metropolitan

Our commitments for environment, digital inclusion and diversity



9 INDUSTRY, INNOVATION AND INFRASTRUCTURE
10 REDUCED INEQUALITIES
12 RESPONSIBLE CONSUMPTION AND PRODUCTION
13 CLIMATE ACTION
16 PEACE, JUSTICE AND STRONG INSTITUTIONS
17 PARTNERSHIPS FOR THE GOALS

Digital inclusion
develop connectivity and inclusive services

		Ambitions
FTTH connectable homes	64.9 m	**69m** / 2023
Orange Digital Centers	18	**25** / 2025
Beneficiaries of digital skills training	1m	**2.5m** / 2025

Environment
reduce our CO_2 eq. emissions and implement circular economy to achieve Net Zero Carbon by 2040

CO_2 emissions reduction vs 2015 bc (scope 1&2)	- 20.8%	**-30%** / 2025
Collected mobile - Europe	23.1%	**30%** / 2025

Diversity
align gender representation in management with employee representation

Women in management network (%)	33.1%	**35%** / 2025

2022 financial achievements

Revenue

FY 2022	Q4 2022
€43.5bn ▲ +0.6% yoy	€11.4bn ▲ +1.3% yoy

EBITDAaL

FY 2022	Q4 2022
€13.0bn ▲ +2.5% yoy	€3.4bn ▲ +8.5% yoy

eCapex

FY 2022	Q4 2022
€7.4bn ▼ -0.7% yoy	€2.2bn ▲ +8.9% yoy

Organic Cash Flow

FY 2022

€3.1bn ▲ +27.4% yoy (Telecom)

Net debt / EBITDAaL

FY 2022

1.93x (Telecom)

Yoy: comparison with the same period of the previous year, on a comparable basis unless otherwise specified

All Group level mentions include both telecom and banking activities. Conversely, all mentions excluding Orange bank are explicitly called "Telecom"

Section Two
Financial results overview



Revenue sustained growth

	Q4 2022	FY 2022
FY 2022 revenue* €43.5bn	yoy +1.3% +€147m	yoy +0.6% +€276m

FY 2022 revenue growth contribution per segment (yoy in €m)



+0.6%
43,195
-193
-1.1%
-73
-1.5%
+2.3%
140
+6.4%
414
+0.2%
14
-27
43,471
FY 21 cb
France
Spain
other European countries
MEA
Enterprise
Others
FY 22

FY 2022 revenue evolution per activity (yoy in €m)



43,195
+2.0%
633
-475
-6.1%
+4.2%
130
-13
43,471
FY 21 cb
Retail
Wholesale
Equipment sales
Other revenues
FY 22

* Orange Bank Net Banking Income is not included in Group revenues but in "Other operating income", that is below the revenue line and feeds directly into consolidated EBITDAaL.

EBITDAaL reaching €13bn in line with guidance

	Q4 2022	FY 2022
Group EBITDAaL	yoy +8.5% +€269m	yoy +2.5% +€318m
Telecom* EBITDAaL	yoy +7.9% +€256m	yoy +2.4% +€306m

FY 2022 Group EBITDAaL evolution per segment (yoy, in€m)



+2.5%
12,645
+0.4%
25
-47
-4.0%
+5.8%
92
+11.3%
262
-186
-18.8%
+5.4%
19
+10.0%
13
+59.7%
141
12,963
FY 21 cb
France
Spain
Other Europeans countries
MEA
Enterprise
Totem
Mobile Financial Services
ICSS**
FY 22

* The Mobile Financial Services business segment includes the activities of Orange Bank and Orange Bank Africa (with Orange Money business reported under MEA segment).
** International Carriers and Shared Services

Net income up

FY 2022
Net income
€2.6bn
+€1.8bn yoy

FY 2022 Group net income evolution (yoy, in €m)


+€1,839m
778
318
2,885
1,412
-138
-303
-2,464
129
2,617
FY 21
EBITDAaL cb
Impairment of goodwill
Non recurring operating items (adjustments)*
Financial result
Income Tax
Disposal of assets
others
FY 22
1
2
3

1. Includes
   - the base effect of Spain impairment
   - impairment on Orange Romania due to worsening competitive market environment and increasing pressure on national economy
2. Includes the base effect of the new voluntary French senior part-time program as well as an additionnal provision to reflect its more than expected take-up
3. Includes the base effect of Orange Concessions deconsolidation

* See details on Annex

Scale Up
cost efficiency program

€700m cumulated indirect cost net savings since 2019

€1bn net indirect cost savings reached (excluding inflation) in 2022, one year in advance



net indirect cost savings vs 2019
net indirect cost savings vs 2019 excluding inflation
€1bn
€0.7bn
>€0.3bn
>€0.1bn
2019
2020
2021
2022

Breakdown of €700m cumulated net indirect cost savings by nature and segment



c.10%
<5%
c.10%
c.20%
c.55%
labor costs
General expenses
Advertising & promotion
IT & Network
Other indirect costs



c.20%
c.20%
c.60%
France
OBS
Corporate & Others

eCapex decrease
FTTH deployment peak passed

FY 2022 eCapex	FY 2022	Q4 2022
€7.37bn	yoy -0.7% -€56m	yoy +8.9% €183m

FY 2022 eCapex evolution per segment (yoy in €m)


-0.7%
7,426
-365
-7
191
-7
58
47
7,371
FY 21 cb
France
Europe
MEA
Enterprise
Totem
Others
FY 22

FY 2022 FTTH connectable homes per segment (in m HH)


MEA
Central Europe
3.2
4.7
Poland
7.1
64.9m HH
33.5
France
16.4
Spain

Organic Cash Flow* strong growth up +27.4%

Organic Cash Flow (OCF)* reaching €3.1bn in 2022 (in €m)



5,745
-219
-804
-1,033
-630
3,058
+€0.7bn yoy
EBITDAaL -eCapex (telecom activities)
change in working capital (incl. eCapex payables)
net financial interests paid**
income taxes paid
other operational items
OCF* 2022

Very solid balance sheet

	2021	2022
Net debt* (telecom activities)	24,269	25,298
Average maturity of OSA bonds (years)	8.9	8.1
Average cost of gross debt	2.66%	2.59%
Net debt /EBITDAaL (telecom activities)	1.91x	1.93x

Strong liquidity position
(telecom activities)

€16.7bn***

*Telecom activities. See details on slide 28
**excluding €0.1bn in interest disbursed on lease liabilities
***o/w €10.3bn in cash and €6.4bn available undrawn amount of credit facilities

Section Three
Business Review



Q4 2022 France

EBITDAaL increase

in €m	Q4 22	yoy cb	FY 22	yoy cb
Revenues	**4,691**	**+0.1%**	**17,983**	**-1.1%**
Retail services	2,762	+0.8%	10,976	+1.2%
Wholesale	1,260	-2.1%	4,938	-6.6%
Equipment sales	431	+2.0%	1,323	+4.2%
EBITDAaL			**6,645**	**+0.4%**
eCAPEX			**3,429**	**-9.6%**

+2.4% Q4 Retail services growth excl. PSTN

Net Promoter Score** improvement by **+6 pts** YoY

CONVERGENCE

>50% broadband B2C customer base are convergent

ARPO €71.9 +€1.4 yoy

Convergent services revenues acceleration


+3.0%
+3.4%
FY 21
FY 22

FIXED

+46k FBB net adds Q4 o/w :

+339k FTTH net adds

>50% FTTH adds* are new Orange customers

MOBILE

Mobile contracts net adds excl. M2M ('000)


+132
+144
Q4 21
Q4 22

Churn improvement: 12.1% (Q4 21), 10.7% (Q4 22)

Quarterly mobile churn rate

*gross adds + migrations **metropolitan mass market

Q4 2022 Europe

Retail fueling EBITDAaL growth

in €m	Q4 22	yoy cb	FY 22	yoy cb
Revenues	**2,873**	**+2.1%**	**10,962**	**+0.6%**
Retail services	1,902	+2.9%	7,388	+1.5%
Wholesale	466	-6.9%	1,828	-7.0%
Equipment sales	455	+7.1%	1,559	+4.0%
EBITDAaL			**2,772**	**+1.6%**
eCAPEX			**1,883**	**+0.4%**

Mobile contract net adds* -20k

FBB net adds -34k o/w FTTH net adds +93k

*excl. M2M

FY 2022 EBITDAaL growth (in €m)



+1.6%
2,728
-47
-4%
+5.8%
+92
2,772
FY 21 cb
Spain
Other European Countries
FY 22

Retail services confirming growth thanks to **price increases** yoy



+2.9%
Q4 21
Q1 22
Q2 22
Q3 22
Q4 22

Convergent services	B2B	Customer roaming recovery
+2.8% yoy	**+6.7%** yoy	**+25.5%** yoy

Q4 2022 Spain

Confirming back to EBITDAaL growth in 2023

in €m	Q4 22	yoy cb	FY 22	yoy cb
Revenues	**1,204**	**+2.3%**	**4,647**	**-1.5%**
Retail services	790	-0.2%	3,136	-1.9%
Wholesale	234	+2.4%	878	-2.4%
Equipment sales	179	+15.5%	632	+1.7%
EBITDAaL			**1,111**	**-4.0%**
eCAPEX			**863**	**-9.1%**

Mobile contract net adds* +33k   FBB net adds -17k

Convergence net adds -20k   FTTH net adds +8k

Retail services stabilisation in Q4 yoy

Convergent ARPO +2% Q4 yoy
customer base management
convergent portfolio reshuffling on Orange brand

All churns down yoy
-2.0pp convergent churn
-1.6pp FBB churn
-2.2pp Mobile contract* churn

Recovery plan fueling EBITDAaL improvement



-1.5%
-6.7%
H1 20
H2 20
H1 21
H2 21
H1 22
H2 22
EBITDAaL yoy



Continuous cost optimisation
B2B transformation bearing fruits
Focus on customer experience and price moves to offset inflation

*excl. M2M

Q4 2022 Africa & Middle East

Double digit EBITDAaL growth

in €m	Q4 22	yoy cb	FY 22	yoy cb
Revenues	**1,756**	**+5.7%**	**6,918**	**+6.4%**
Retail services	1,550	+6.5%	6,112	+7.2%
Wholesale	167	-1.0%	663	+1.1%
Equipment sales	25	-13.8%	104	-6.6%
EBITDAaL			**2,584**	**+11.3%**
eCAPEX			**1,271**	**+17.7%**

EBITDAaL margin continued growth



33.6%
35.7%
37.3%
FY 20bc*
FY 21bc
FY 22
EBITDAaL
EBITDAaL margin

*comparable basis 2020, as published in 2021

Orange Money back to growth (yoy revenue growth)



+5.7%
Q4 21
Q1 22
Q2 22
Q3 22
Q4 22



Data
+18% yoy revenues in Q4
52.6m 4G customers
+19% yoy
FBB
+19% yoy revenues in Q4
2.8m FBB customers
+24% yoy
B2B
+16% yoy revenues in Q4

Q4 2022 Enterprise

OBS EBITDAaL decrease reduced in H2, recovery plan to be accelerated

in €m	Q4 22	yoy cb	FY 22	yoy cb
Revenues	**2,136**	**+0.9%**	**7,930**	**+0.2%**
Fixed only services	866	-6.7%	3,466	-6.7%
IT & integration services	1,010	+9.8%	3,489	+6.6%
Mobile	260	-3.2%	975	+5.0%
EBITDAaL			**804**	**-18.8%**
eCAPEX			**332**	**+2.0%**

EBITDAaL decrease slowdown



-25%
-12%
-17%
excl. 2021 employee shareholding plan effect
H1 22 EBITDAaL yoy
H2 22 EBITDAaL yoy

Solid annual growth in IT&IS



Digital & Data
Cloud
Cybersecurity
Orange Cyberdefense

+10% yoy

Acquisition of Exelus in Healthcare

+10% yoy

+14% yoy

€977m OCD revenues FY22

Acquisition of SCRT and Telsys in Switzerland

FY 2022 TOTEM

Robust growth of external hosting revenues

in €m	Q4 22	yoy cb	FY 22	yoy cb
Revenues	**188**	**+25.0%**	**685**	**+14.9%**
Wholesale	188	+25.0%	685	+14.9%
EBITDAaL			**371**	**+5.4%**
eCAPEX			**142**	**+68.6%**

Commercial success in Q4
Hosting commercial contract with Iliad in France

External hosting revenues growth : +10% yoy in FY 22



596
530
+4.1% yoy
685
552
FY 21 cb
FY 22
Hosting revenues
Works & studies
Energy & other

16.2% (+1pt yoy) of FY 22 hosting revenues from external customers

First class asset with tenancy ratio up



36.0
26.9
1.34x
37.2
27.1
1.37x
FY 21
FY 22
number of tenants
number of sites
Tenancy ratio*

* Tenancy ratio defined as total number of active tenants divided by total number of sites. Ran sharing accounts for multiple tenants.

Section Four
Guidance



Guidance

2022 objectives achieved confirming the Organic Cash Flow ramp-up towards 2023

	2022 objectives	fully achieved		2023
EBITDAaL yoy, cb	Growth between +2.5 to +3%	Growth +2.5%	✓	Slight growth
eCAPEX	≤ €7.4bn	€7.37bn	✓	Strong decrease
Organic Cash Flow (telecom)	≥ €2.9bn	€3.1bn	✓	≥ €3.5bn
Net debt / EBITDAaL (telecom)	Around 2x in the medium term	1.93x	✓	Around 2x in the medium term
Dividend*	€0.70	€0.70	✓	€0.72 payable in 2024

The guidance does not include any M&A transaction that has not yet been finalized.
*Subject to shareholders' approval. Independent from any scope evolution.

Solid trend of Organic Cash Flow growth
towards at least €3.5bn in 2023

Organic Cash Flow weight on Executive Team remuneration scheme : 50%

(in €bn)



Guidance achieved
>2
>2.3
>2.6*
>2.2
≥ 2.9
≥ 3.5
2.3
2.5
2.7*
2.4
3.1
2019
2020
2021
2022
2023

*Before allocation of the tax refund received in 2020

Q&A

Annexes



Convergence, the bedrock of our strategy

€ 2.0bn Convergent services revenues in Q4 2022

+2.8% yoy



Convergent B2C customer base in million



% of broadband B2C customer base
France
53%
5.91
5.91
5.91
5.92
53%
5.95
Q4 21
Q1 22
Q2 22
Q3 22
Q4 22
Spain
85%
3.02
3.01
2.99
2.98
85%
2.96
Q4 21
Q1 22
Q2 22
Q3 22
Q4 22
Poland
67%
1.55
1.56
1.58
1.59
69%
1.62
Q4 21
Q1 22
Q2 22
Q3 22
Q4 22

Churn improvement with convergence in Q4*

France	Spain	Poland
-5pts	-4pts	0pt

Quarterly convergent ARPO, in €/month in Q4

France	Spain	Poland
€71.9	€54.7	€24.5
+2% yoy	+2% yoy	+2.4% yoy**

Number of mobile lines per convergent offer (Q4 yoy growth)

France	Spain	Poland
1.70	2.17	1.84
+1% yoy	+4.2% yoy	-1.5% yoy

* Churn differential between convergent B2C customers and total fixed BB B2C customers

** YoY change calculated in local currency

Change in net income

(in millions euros)	FY 2021 historical	FY 2021 cb	FY 2022 actual
EBITDAaL	12,566	12,645	12,963
Adjustments*	623		(399)
Depreciation & amortization of fixed assets	(7,074)		(7,035)
Impairment of goodwill & fixed assets	(3,719)		(874)
Share of profit (losses) of associates and JV	3		(2)
Other income / (charge)	121		148
Operating income	**2,521**		**4,801**
Financial result	(782)		(920)
Tax	(962)		(1,265)
Net income from continuing activities	**778**		**2,617**
Net income from consolidated Group	**778**		**2,617**
Minority interests	545		471
Net income Group share	233		2,146

* See details on following slide

Adjustments

(in millions euros)	FY 2021 historical	FY 2021 cb	FY 2022 actual
Restructuring programs costs	(422)		(177)
Acquisitions and integration costs	(51)		(74)
Significant litigations	(134)		(9)
Specific labour expenses	(1,276)		(372)
o\w Senior Part Time	*(1,262)*		*(367)*
Fixed assets, investments and businesses portfolio review	2,507		233

Change in net debt

(in millions of euros)	FY 2021 Historic	FY 2022 actual
EBITDAaL - eCAPEX (telecom activities)	**5,060**	**5,745**
Change in eCAPEX payables	(205)	65
Change in working capital requirements	120	(284)
Net interest paid (including dividends received)[1]	(997)	(804)
Income taxes paid	(955)	(1,033)
Other operational items[2]	(622)	(630)
Organic Cash Flow (telecom activities)	**2,401**	**3,058**
Licences and spectrum paid	(717)	(981)
Main litigations paid/received	(306)	(20)
Net impact of changes in the scope	986[5]	(104)
Subordinated notes issuances (purchases), other related fees and coupons[4]	(550)	(710)
Dividends paid to owners of parent company	(2,127)	(1,861)
Dividends paid to non-controlling interests	(218)	(304)
Other financial items[3]	(250)	(107)
Change in net debt	**(780)**	**(1,028)**
Net financial debt	**(24,269)**	**(25,298)**
Ratio of net financial debt / EBITDAaL of telecom activities	**1.91x**	**1.93x**

[1] Excluding €145m of interest expenses on IFRS 16 leases and financed assets in FY 2022 and €121m in FY 2021.

[2] Of which (i) disbursements related to "Part- Time for Seniors" plan in France (TPS, procedures in relation to agreements on the employment of seniors in France) and related to restructuring and integration costs, (ii) repayments of lease liabilities, and (iii) elimination of non-monetary effects included in EBITDAaL.

[3] Non-cash effects on net debt related to changes in the scope of consolidation previously presented under "other financial items" are now presented under "Net impacts of changes in the scope of consolidation" for €(10)m in FY 2022 and €29m in FY 2021.

[4] In FY 2022 coupons for €(213)m, issuances (purchases), other related fees for €(451)m and €(46)m of subordinated notes reclassified as short term liability and in FY 2021 coupons for €(238)m and issuances (purchases) and other related fees for €(311)m.

[5] In FY 2021, mainly related to (i) disposal of 50% of Orange Concessions (€758m for shares sold net of cash and €663m of repayment of loans granted to Orange Concessions and its subsidiaries) and disposal of 50% of Światłowód Inwestycje (FiberCo in Poland, including €132m for shares sold net of cash), (ii) partly offset by the acquisition of 54% of Telekom Romania Communications (TKR) for €206m, the conditional voluntary takeover bid for Orange Belgium for €316m and the purchase of Groupama's minority interests in Orange Bank

Finance table details by segment

France

in €m	Q4 22	yoy cb	FY 22	yoy cb
Revenues	**4,691**	**+0.1%**	**17,983**	**-1.1%**
Retail services	2,762	+0.8%	10,976	+1.2%
Convergent services	1,234	+2.8%	4,857	+3.4%
Mobile only services	586	+1.4%	2,332	+2.4%
Fixed only services	942	-2.1%	3,787	-2.2%
Fixed only broadband	747	+2.6%	2,955	+3.0%
Fixed only narrowband	195	-16.9%	831	-17.1%
Wholesale	1,260	-2.1%	4,938	-6.6%
Equipment sales	431	+2.0%	1323	+4.2%
Other revenues	238	+0.4%	746	-3.4%
EBITDAaL			**6,645**	**+0.4%**
EBITDAaL margin			37.0%	+0.5pt
eCAPEX			**3,429**	**-9.6%**
eCAPEX/revenues			19.1%	-1.8pt

Europe

in €m	Q4 22	yoy cb	FY 22	yoy cb
Revenues	**2,873**	**+2.1%**	**10,962**	**+0.6%**
Retail services	1,902	+2.9%	7,388	+1.5%
Convergent services	719	+2.8%	2,830	+3.3%
Mobile only services	726	+1.0%	2,869	-0.7%
Fixed only services	306	+1.0%	1,219	-2.7%
IT & integration services	150	+18.7%	471	+19.1%
Wholesale	466	-6.9%	1,828	-7.0%
Equipment sales	455	+7.1%	1,559	+4.0%
Other revenues	51	+21.4%	187	+20.5%
EBITDAaL			**2,772**	**+1.6%**
EBITDAaL margin			25.3%	+0.3pt
eCAPEX			**1,883**	**+0.4%**
eCAPEX/revenues			17.2%	0.0pt

Spain

in €m	Q4 22	yoy cb	FY 22	yoy cb
Revenues	**1,204**	**+2.3%**	**4,647**	**-1.5%**
Retail services	790	-0.2%	3,136	-1.9%
Convergent services	472	-0.1%	1,870	+0.0%
Mobile only services	193	-7.1%	790	-8.7%
Fixed only services	113	+11.0%	436	+0.6%
IT & integration services	11	+25.4%	41	+34.5%
Wholesale	234	+2.4%	878	-2.4%
Equipment sales	179	+15.5%	632	+1.7%
Other revenues	0	-22.9%	1	-25.7%
EBITDAaL			**1,111**	**-4.0%**
EBITDAaL margin			23.9%	-0.6pt
eCAPEX			**863**	**-9.1%**
eCAPEX/revenues			18.6%	-1.6pt

Africa & Middle East

in €m	Q4 22	yoy cb	FY 22	yoy cb
Revenues	**1,756**	**+5.7%**	**6,918**	**+6.4%**
Retail services	1,550	+6.5%	6,112	+7.2%
Mobile only services	1,336	+5.5%	5,272	+6.1%
Fixed only services	205	+10.8%	800	+12.8%
IT & integration services	9	+98.2%	40	+63.5%
Wholesale	167	-1.0%	663	+1.1%
Equipment sales	25	-13.8%	104	-6.6%
Other revenues	13	+77.7%	39	+10.5%
EBITDAaL			**2,584**	**+11.3%**
EBITDAaL margin			37.3%	+1.6pt
eCAPEX			**1,271**	**+17.7%**
eCAPEX/revenues			18.4%	+1.8pt

Enterprise

in €m	Q4 22	yoy cb	FY 22	yoy cb
Revenues	**2,136**	**+0.9%**	**7,930**	**+0.2%**
Fixed only services	866	-6.7%	3,466	-6.7%
Voice	253	-7.7%	1,018	-8.9%
Data	613	-6.3%	2,448	-5.7%
IT & integration services	1,010	+9.8%	3,489	+6.6%
Mobile	260	-3.2%	975	+5.0%
EBITDAaL			**804**	**-18.8%**
EBITDAaL margin			10.1%	-2.4pt
eCAPEX			**332**	**+2.0%**
eCAPEX/revenues			4.2%	+0.1pt